U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


[ ] Form 10KSB   [ ] Form 11-K   [ X] Form 10-QSB   [ ] Form N-SAR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:    ____________________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________

________________________________________________________________________________

PART I - REGISTRANT INFORMATION


INTERACTIVE BRAND DEVELOPMENT, INC.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable


         2200 S.W. 10th Street
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


         Deerfield Beach, Florida 33442
________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Company could not complete the Form 10-QSB within the prescribed time because of additional time required to; (1) analysis to properly apply the accounting rules pertaining to the acquisition of Media Billing Company, LLC and Internet Billing Company, LLC. and (2) collect, review and prepare the financial information of Media Billing Company, LLC and Internet Billing Company, LLC required for inclusion in the Form 10-QSB. Although the financial information is not yet finalized, it is anticipated that the Company will have sustained significant losses on a consolidated basis for the period covered by the Form 10-QSB.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

     Gary Spaniak, Jr.              (954)                   363-4400
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         (Name)                  (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

             [ ] Yes                          [X] No

             The Company is delinquent in filing required financial information under a Form 8-K/A Current Report as required under its previously filed Form 8-K Current Report dated January 21, 2005. Such financial information pertains to the Company's acquisition of Media Billing Company, LLC and Internet Billing Company, LLC.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X] Yes                          [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       INTERACTIVE BRAND DEVELOPMENT, INC.
                       -----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 16, 2005                         By:  /s/ Gary Spaniak, Jr.
                                                   -----------------------------
                                                   Gary Spaniak, Jr., President



                                   Attachment

On October 19, 2004, the Company consummated a transaction to acquire a 34.7% minority equity interest in the post-bankruptcy, reorganized Penthouse Media Group, Inc. ("Penthouse"). The Company divested its ownership interest in Foster Sports, Inc. in November 2004 and discontinued its pursuit of business combinations with entities engaged in radio media. On January 21, 2004, the Company acquired Media Billing Company, LLC and Internet Billing Company, LLC ("iBill"). On March 1, 2005 the Company discontinued its IBID America, Inc. internet auction operations ("IBID") and entered into a licensing agreement with LTC Group, Inc., whereby LTC will pay the Company a license fee for the right to use the auction software developed and patented by the Company. Such licensing fee is equal to 20 percent of the gross auction profits. Accordingly, results of operations of iBill and the investment in Penthouse are included in our consolidated results of operations for the quarter ended March 31, 2005. As disclosed above, the Company has not completed its analysis of iBill historical financial information and has been unable to collect, review and prepare the iBill financial information required for inclusion in the Formn 10-QSB. The Company believes that the historical financial records of iBill were not properly maintained and it is focusing on reviewing and confirming such information prior to filing it with the SEC. As such, the Company cannot predict the sales and losses for the quarter ended March 31, 2005 at this time. However, it expects that iBill's losses will be material.